

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Jason Wood
Chief Executive Officer
Specificity, Inc.
410 Ware Circle, Suite 508
Tampa, FL 33619

Re: Specificity, Inc.
    Registration Statement on Form S-1
    Filed May 20, 2022
    File No. 333-265134

Dear Mr. Wood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 703-434-0122 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Eilers